NEWS RELEASE 09-38	DECEMBER 21, 2009

DEVELOPMENT DRILLING ADVANCING LONG CANYON GOLD DEPOSIT TO FEASIBILITY

Fronteer (FRG - TSX/NYSE Amex) announces today that Long Canyon, one of the company’s three flagship Nevada gold projects, continues to advance toward feasibility.

Approximately 30,000 metres of drilling were completed this year, with the majority dedicated to development-related activities, including:

  Infill drilling to convert resources to Measured and Indicated categories. Drilling continues to intersect near-surface oxide gold mineralization and enhance the existing resource.

  Metallurgical drilling to provide a thorough understanding of gold recoveries for mining. Initial test work reported gold recoveries averaging as high as 90.1%, suggesting mineralization is amenable to low-cost, conventional, heap-leach processing.

  Geotechnical drilling to determine preliminary pit slope parameters.

New results from infill drilling continue to demonstrate both excellent continuity and grade of gold mineralization at Long Canyon. Highlights from 22 newly reported holes include:

  8.59 grams per tonne gold (0.251 ounces per ton) over 20.7 metres, including 16.99 g/t (0.496 oz/ton) over 10.0 metres in LC341C;

  6.94 g/t (0.203 oz/ton) over 8.8 metres in LC353C;

  7.60 g/t (0.222 oz/ton) over 5.90 metres in LC343C;

  3.49 g/t (0.102 oz/ton) over 4.6 metres in LC351C;

  2.33 g/t (0.068 oz/ton) over 11.7 metres in LC356C;

  1.54 g/t (0.045 oz/ton) over 19.2 metres in LC365C.

On Dec. 1, a Preliminary Economic Assessment (PEA) for Long Canyon was announced. The PEA confirmed Fronteer’s view that Long Canyon is a straightforward project amenable to conventional, low-cost mining and extraction methods, with a payback period of 1.3 years and a pre-tax internal rate of return of 64% (based on US$800/oz). Permitting strategies are currently being developed and baseline data are being collected to support permit submission.

Upcoming activities to report in the near-term include:

  Additional drill results, including data from recently completed step-out drilling along strike outside of the current resource area and testing of mineralization potential at depth underlying the north-end of the deposit.

  An updated NI 43-101 resource estimate, incorporating drill results from 2009, planned to be completed during Q1 2010.

  A budget and work program for 2010, planned to be announced in Q1

  Detailed metallurgical findings are to be reported in Q1 2010. Metallurgical samples obtained from 20 large-diametre core holes on three cross-sections have been composited and submitted to McClelland Laboratories in Sparks, Nevada, to be reported in Q1 2010.

Long Canyon, Sandman and Northumberland comprise Fronteer’s future gold production platform based in Nevada. All three gold deposits have high-grade oxide gold starting at- or near-surface, are open-pit mineable and have strong production attributes. Fronteer aims to build regional production by advancing these projects sequentially over the near-term, funding the company’s organic growth with low-risk of dilution. In the near-term, Fronteer anticipates ongoing discovery and deposit growth to add significant gold ounces to its ledger and pending results from a variety of development activities will more clearly define the economic strength of the company’s projects.

Fronteer is majority owner (51%) and operator of Long Canyon through a joint venture with AuEx Ventures Inc. (49%).

For a PDF of new and previously reported drill results, please click: http://www.fronteergroup.com/sites/files/fronteer_admin/LongCanyonDrillResults0938.pdf

For a map highlighting recent drilling, please click: http://www.fronteergroup.com/sites/files/fronteer_admin/LongCanyonDrillMap0938.pdf

Moira Smith, Ph.D., and Professional Geologist as recognized by the Association of Professional Engineers and Geoscientists, British Columbia, is designated as a Qualified Person for these Long Canyon drill results, with the ability and authority to verify the authenticity of, and validity of, this data. Drill composites were calculated using a cut-off of 0.30 g/t. Drill intersections are reported as drilled thicknesses. True widths of the mineralized intervals are interpreted to be between 70-100% of the reported lengths. Reverse circulation cuttings were sampled on 5.0 feet (1.52 metre) intervals and core was sampled at geologically selected intervals. Drill samples were assayed by ALS Chemex (ISO9001:2000) in Reno, Nevada for gold by Fire Assay of a 30 gram (1 assay ton) charge with an AA finish, or if over 5.0 g/t were re-assayed and completed with a gravimetric finish. For these samples, the gravimetric data were utilized in calculating gold intersections. QA/QC included the insertion and continual monitoring of numerous standards and blanks into the sample stream, and the collection of duplicate samples at random intervals within each batch. Selected holes are also analyzed for a 72-element geochemical suite by ICP-MS.

The PEA was prepared under the supervision of Dr. Michael Gustin, P.G., Mr. Thomas Dyer, P.E., and Mr. Gary Simmons, each of whom are “qualified persons,” as such term is defined in National Instrument 43-101, and have each read and confirmed that the PEA-related content in this news release fairly and accurately reflects the contents of the PEA report. Christopher Lee, P. Geo., Chief Geoscientist for Fronteer, is the Company's designated Qualified Person for PEA-related content in this news release and has reviewed and validated that the information contained in the release is consistent with that provided by the QPs responsible for the PEA. Further details of the PEA are available in the updated National Instrument 43-101 Technical Report, dated Dec. 14, 2009, which is posted on SEDAR (www.sedar.com)

ABOUT FRONTEER
We intend to become a significant gold producer. Our solid financial position and strengthened operational team give us the ability to advance our key gold projects through to production. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects – all located in Nevada, one of the friendliest gold-mining jurisdictions in the world. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, Ph.D, P.Geo President and CEO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, timing of preliminary economic assessment and size and location of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer's Annual Information form and Fronteer's latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.